GOLD STANDARD VENTURES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity’s auditor.

Under National Instrument 51-102, Part 4, Subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

Notice to Reader	1

Contents	2

Interim Consolidated Statements of Financial Position	3

Interim Consolidated Statements of Comprehensive Loss	4

Interim Consolidated Statements of Cash Flows	5

Interim Consolidated Statements of Changes in Shareholders’ Equity	6

Notes to Interim Consolidated Financial Statements	7-27

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars - Unaudited)

	September 30,	December 31,
	2011	2010
	$	$
Assets

Current
Cash (Note 4)	12,448,788	4,109,636
Receivables (Note 5)	155,577	49,370
Prepaid expenses	96,994	51,453
	12,701,359	4,210,459

Property and equipment (Note 6)	63,228	76,173

Mineral property interests (Note 7)	12,594,635	8,181,798

Reclamation bond (Note 8)	50,101	36,720

	25,409,323	12,505,150

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	474,057	1,274,037
Due to shareholders (Note 12)	3,755	3,755
	477,812	1,277,792

Shareholders' equity
Capital stock (Note 10)	27,828,590	12,855,676
Reserves (Note 10)	3,849,816	2,111,153
Deficit	(6,746,895)	(3,739,471)
	24,931,511	11,227,358

	25,409,323	12,505,150

Nature and Continuance of Operations (Note 1) and Commitments (Note 15)

Approved and authorized by the Board on November 29, 2011.

On Behalf of the Board:
“Jonathan Awde”	“Richard Silas”
Jonathan Awde, Director	Richard Silas, Director

The accompanying notes are an integral part of these interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)
Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars - Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010

Expenses
Advertising and promotion	$25,289	$20,793	61,102	37,788
Bank charge and interest	2,522	2,305	5,557	4,147
Consulting fees	31,200	1,000	102,873	316,000
Depreciation	4,315	3,793	12,945	5,964
Foreign exchange loss	20,349	11,493	32,119	19,716
Insurance	12,321	5,752	20,397	5,752
Investor relations	64,992	31,663	151,474	120,501
Loan interest	-	5,167	-	22,578
Management fees	90,000	85,001	262,000	164,405
Office	77,713	49,603	164,743	62,499
Professional fees	124,877	2,177	254,606	215,130
Property investigation	214	-	16,893	2,500
Regulatory and shareholders service	18,943	67,510	55,291	81,339
Rent	30,848	17,564	90,868	23,703
Share-based compensation (Note 10)	13,662	1,214,358	1,465,921	1,214,358
Travel and entertainment	139,764	83,380	323,006	136,234
Wages and salaries	35,664	-	104,774	-

Loss before other items	(692,673)	(1,601,559)	(3,124,569)	(2,432,614)

Other items
Interest income	31,626	548	62,784	548
Loss on debt settlement (Note 10)	-	-	(242,309)	-

Loss and comprehensive loss for the period	$(661,047)	$(1,601,011)	$(3,304,094)	$(2,432,066)

Basic and diluted loss per share	$(0.01)	$(0.05)	$(0.06)	$(0.08)

Weighted average number of common shares outstanding	59,819,300	35,261,380	59,074,610	31,939,806

The accompanying notes are an integral part of these interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010

Cash flows used in operating activities
Loss for the period	$(661,047)	$(1,601,011)	$(3,304,094)	$(2,432,066)
Items not affecting cash:
Depreciation	4,315	3,793	12,945	5,964
Share-based compensation	13,662	1,214,358	1,465,921	1,214,358
Loss on debt settlement	-	-	242,309	-
Changes in non-cash working capital items
(Increase) in receivables	(31,399)	(52,673)	(106,207)	(75,923)
(Increase) in prepaid expenses	(2,042)	(11,230)	(45,541)	(57,975)
Increase (decrease) in accounts payable	79,136	324,769	(95,329)	726,615
	(597,375)	(121,994)	(1,829,996)	(619,027)

Cash flows used in investing activities
Property and equipment acquisitions	-	(24,877)	-	(78,804)
Loan to GSV prior to recapitalization	-	(58,000)	-	(154,650)
Reclamation bond	-	(22,831)	(13,381)	(36,720)
Mineral property expenditures	(3,655,302)	(1,388,259)	(4,892,488)	(1,833,180)
	(3,655,302)	(1,493,967)	(4,905,869)	(2,103,354)

Cash flows from financing activities
Proceeds from share issuances	-	5,139,385	11,950,000	5,936,730
Share issuance costs	-	(526,701)	(920,950)	(526,701)
Proceeds from exercise of warrants	1,089,135	-	3,967,967	-
Proceeds from exercise of stock options	65,000	-	78,000	-
Notes payable repayment	-	-	-	(330,500)
Due to shareholders	-	255	-	(18,773)
Cash acquired on recapitalization	-	3,615,133	-	3,615,133
Recapitalization costs	-	(163,016)	-	(163,016)
	1,154,135	8,065,056	15,075,017	8,512,873

Net change in cash	(3,098,542)	6,449,095	8,339,152	5,790,492

Cash, beginning of period	15,547,330	261,136	4,109,636	919,739

Cash, end of period	$12,448,788	$6,710,231	$12,448,788	$6,710,231

Cash paid for interest	$-	$-	$-	$2,000

Non-cash transactions
Financing fees - warrants	$-	$439,723	$752,464	$473,316
Shares issued for debt settlement	$-	$-	$467,309	$-
Mineral properties in accounts payable at period end	$190,780	$313,866	$190,780	$313,866
Property and equipment in accounts payable at period end	$-	$9,033	$-	$9,033

The accompanying notes are an integral part of these interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - Unaudited)

	Number of Shares Issued	Capital Stock	Reserves -Special Warrants	Reserves	Deficit	Total Shareholders' Equity
		$	$	$	$	$

Balance at January 1, 2010	24,784,571	4,909,362	-	-	(291,685)	4,617,677
Capital stock of JKR Gold Resources Ltd.	(24,784,571)	-	-	-	-	-
Capital stock of the Company	3,136,069	-	-	-	-	-
Share issued pursuant to acquisition (Note 3)	30,348,747	3,141,153	-	-	-	3,141,153
Recapitalization costs	-	(163,016)	-	-	-	(163,016)
Exchange of special warrants for shares	1,410,000	763,752	(763,752)	-	-	-
Shares issued for cash	7,809,493	5,076,170	-	-	-	5,076,170
Shares issue costs	-	(884,245)	-	-	-	(884,245)
Issuance of special warrants	-	-	916,500	-	-	916,500
Issuance costs	-	-	(152,748)	-	-	(152,748)
Agents warrants issued for private placements	-	-	-	334,481	-	334,481
Share-based compensation	-	-	-	1,214,358	-	1,214,358
Loss for the period	-	-	-	-	(2,432,066)	(2,432,066)

Balance at September 30, 2010	42,704,309	12,843,176	-	1,548,839	(2,723,751)	11,668,264
Warrants exercised	31,250	12,500	-	-	-	12,500
Share-based compensation	-	-	-	562,314	-	562,314
Loss for the period	-	-	-	-	(1,015,720)	(1,015,720)

Balance at December 31, 2010	42,735,559	12,855,676	-	2,111,153	(3,739,471)	11,227,358
Shares issued for cash	12,578,947	11,950,000	-	-	-	11,950,000
Warrants exercised	4,896,191	4,079,936	-	(111,969)	-	3,967,967
Stock options exercised	120,000	149,083	-	(71,083)	-	78,000
Shares issued for debt settlement	346,155	467,309	-	-	-	467,309
Share issue costs	-	(1,673,414)	-	-	-	(1,673,414)
Agents warrants issued for private placements	-	-	-	752,464	-	752,464
Share-based compensation	-	-	-	1,465,921	-	1,465,921
Stock options cancelled	-	-	-	(296,670)	296,670	-
Loss for the period	-	-	-	-	(3,304,094)	(3,304,094)

Balance at September 30, 2011	60,676,852	27,828,590	-	3,849,816	(6,746,895)	24,931,511

The accompanying notes are an integral part of these interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol V.GV.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

On July 13, 2010, pursuant to an Arrangement Agreement dated May 26, 2010 (the “Arrangement”), the Company issued 24,784,571 common shares and 1,410,000 units of which each unit entitles the holder one common share and one share purchase warrant of the Company to the shareholders of JKR Gold Resources Inc. (“JKR”), in exchange for all of the issued and outstanding shares of JKR. The Company also issued 98,700 agent’s warrants to JKR’s warrant’s holders (Note 10).

The acquisition resulted in the former shareholders of JKR acquiring control of the Company and has been accounted for as a reverse acquisition by JKR, the legal subsidiary, being treated as the accounting parent and Gold Standard Ventures Corp., the legal parent, being treated as the accounting subsidiary. Accordingly, the consolidated results of operations of the Company include those of JKR and its subsidiaries for all periods shown and for those of the Company since the date of the reverse acquisition.

JKR was a private, exploration stage junior mining company, incorporated on March 30, 2009 under the Business Corporations Act of British Columbia and engaged in the identification, acquisition, evaluation and exploration of gold properties in Nevada, US.  JKR has three mineral properties, the Railroad property, the Crescent Valley property and Camp Douglas property, which are subject to certain future lease payments to maintain good standing of their ownership. These obligations were assumed by the Company upon the acquisition (Note 3).

The Company’s mineral properties are at the exploration stage and are without a known body of commercial ore.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as mineral property costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for mineral property costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These unaudited consolidated interim financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at September 30, 2011, the Company had not advanced its property to commercial production and is not able to finance day to day activities through operations.  The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.  Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of warrants and stock options, and further private placements.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance and conversion to International Financial Reporting Standards
These consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2010.  However, this interim financial report provides selected significant disclosures that are required in the annual financial statements under IFRS.  The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 16.

Basis of presentation
The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation
These consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, JKR and its wholly owned subsidiaries, JKR Gold Resources (USA) Inc., JMD Exploration Corp. (incorporated under the Business Corporations Act of British Columbia) and JMD Exploration (USA) Corp. (incorporated in the State of Nevada) (“JMD USA”), which subsequently changed its name to Gold Standard Ventures (US) Inc. (“GSV US”), from their dates of formation or acquisition. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors indentified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in comprehensive loss.

Use of estimates
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)
Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of property and equipment, the recoverability of the carrying value of mineral property interests, fair value measurements for financial instruments and share-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

Mineral property interests
Pre-exploration costs are expensed as incurred.

Costs directly related to the exploration and evaluation of mineral properties are capitalized once the legal rights to explore the mineral properties are acquired or obtained.  When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount.  Mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral property interests along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in amount and timing of the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

As at September 30, 2011, there were no significant restoration and environmental obligations.

Share-based payments
The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to the stock option reserve.  The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Financial instruments
Financial assets
The Company classifies its financial assets into one of the following categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company classifies cash as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. The Company classifies receivables as loans and receivables.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income (loss) and recognized as a profit or loss.

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities
The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method, and includes accounts payable, due to shareholders, and notes payable.

As at September 30, 2011, the Company does not have any derivative financial assets and liabilities.

Property and equipment
Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Property and equipment (continued)
Depreciation is calculated using a straight-line method to write off the cost of the assets.  The depreciation rates applicable to each category of property and equipment are as follows:

Asset	Basis	Period
Furniture and Fixtures	Straight-line	5 years
Leasehold Improvements	Straight-line	5 years

Income taxes
Current income tax:
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:
Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Impairment of non-financial assets
The carrying amount of the Company’s assets (which include property and equipment and mineral property interests) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Loss per share
Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Accounting pronouncements not yet adopted
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the nine months ended September 30, 2011 and have not been applied in preparing these financial statements.  The Company is currently considering the possible effects of the new and revised standards which will be effective subsequent to the Company’s financial statements for the year ending December 31, 2011 or later:

Required
application date
Title of the new IFRS standard	of the IFRS

Amendments to IAS 12 – Income Taxes - Deferred Tax:	For periods beginning on or
Recovery of Underlying Assets	after January 1, 2012.

IFRS 9, Financial Instruments	For periods beginning on or
after January 1, 2013.

IFRS 10, Consolidated Financial Statements	For periods beginning on or
after January 1, 2013.

IFRS 11, Joint Arrangements	For periods beginning on or
after January 1, 2013.

IFRS 12, Disclosure of Interests in Other Entities	For periods beginning on or
after January 1, 2013.

NOTE 3 - Acquisition

Pursuant to an agreement dated May 26, 2010, on July 13, 2010, the Company acquired 100% of the issued and outstanding shares of JKR in exchange for 24,784,571 common shares. The Company also issued 1,410,000 units in exchange for 1,410,000 JKR special warrants, with each unit entitling the holder to one common share and one share purchase warrant, of the common stock of the Company for a total of 26,194,571 shares and 1,410,000 warrants being issued.  Legally, the Company is the parent of JKR; however, as a result of the share exchange described above, the former shareholders of JKR acquired control of the Company.

The acquisition has been accounted for as a capital transaction in substance using accounting principles applicable to reverse acquisitions, with JKR being treated as the accounting parent (acquirer) and the Company being treated as the accounting subsidiary (acquiree).  The value of the shares on acquisition is based on the fair value of the net assets assumed on recapitalization.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 3 – Acquisition - (continued)

The fair value of the Company’s net assets assumed was as follows:

Cash	$ 3,678,349)
Receivables	34,043)
Prepaid expenses	20,529)
Accounts payable and accrued liabilities	(437,118)
Loan payable	(154,650)
Total	$ 3,141,153)

The net costs for the recapitalization in the amount of $163,016 were charged to equity.

Prior to the acquisition, the Company had issued 5,564,176 subscription receipts for proceeds of $3,616,715, which were held in escrow and released upon the completion of the acquisition.  Upon completion of the acquisition, the Company issued 5,564,176 units on the exercise of the subscription receipts, comprising of one common share of the Company and one share purchase warrant entitling the holder to purchase an additional common share at a price of $1.00 for a period of two years.  These units along with the 24,784,571 common shares exchanged equal the total shares exchanged of 30,348,747.

The weighted average number of common shares outstanding for 2010 is calculated as if the additional 26,194,571 common shares issued in connection with the acquisition were issued on March 30, 2009.

NOTE 4 – Cash

	September 30, 2011	December 31, 2010
	$	$
Cash at bank	12,408,112	4,058,907
Cash held in lawyers’ trust account	40,676	50,729

	12,448,788	4,109,636

NOTE 5 - Receivables

	September 30, 2011	December 31, 2010
	$	$
Sales tax receivable	154,005	49,370
Employee advances	1,572	-

	155,577	49,370

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 6 - Property and Equipment

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2010	65,275	21,028	86,303
Additions	-	-	-
At September 30, 2011	65,275	21,028	86,303
Depreciation:
At December 31, 2010	6,527	3,603	10,130
Charge for the period	9,792	3,153	12,945
At September 30, 2011	16,319	6,756	23,075
Net book value:
At December 31, 2010	58,748	17,425	76,173
At September 30, 2011	48,956	14,272	63,228

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At January 1, 2010	-	7,500	7,500
Additions	65,275	13,528	78,803
At December 31, 2010	65,275	21,028	86,303
Depreciation:
At January 1, 2010	-	750	750
Charge for the period	6,527	2,853	9,380
At December 31, 2010	6,527	3,603	10,130
Net book value:
At January 1, 2010	-	6,750	6,750
At December 31, 2010	58,748	17,425	76,173

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 7 - Mineral Property Interests

Expenditures for the fiscal period related to mineral properties located in Nevada, USA are as follows:

	Crescent Valley	Railroad	Camp Douglas	Total
	$	$	$	$
Balance as at January 1, 2010	629,478	3,855,019	-	4,484,497
Property acquisition and staking costs	103,630	-	-	103,630
Exploration expenses
Assessment fees	1,007	-	7,771	8,778
Claim maintenance fees	53,890	73,946	49,752	177,588
Consulting	24,823	249,998	-	274,821
Data Analysis	8,027	8,044	-	16,071
Drilling/Exploration	249,920	1,912,864	-	2,162,784
Equipment rental	-	18,310	-	18,310
Geological	1,018	31,357	3,814	36,189
Lease payments	118,161	110,312	47,457	275,930
Legal fees for property acquisition	-	-	17,910	17,910
Sampling and processing	15,444	25,053	-	40,497
Site development	-	171,283	-	171,283
Supplies	7,132	346,898	-	354,030
Travel	2,609	36,871	-	39,480
	585,661	2,984,936	126,704	3,697,301

Balance as at December 31, 2010	1,215,139	6,839,955	126,704	8,181,798

Claim maintenance fees	93,273	118,903	28,824	241,000
Consulting	11,931	414,264	3,340	429,535
Data Analysis	2,402	11,692	67,916	82,010
Drilling/Exploration	368,615	2,155,667	-	2,524,282
Equipment rental	2,035	8,346	-	10,381
Geological	-	35,212	37,323	72,535
Lease payments	112,746	68,665	49,020	230,431
Sampling and processing	13,978	91,727	11,235	116,940
Site development	-	188,552	-	188,552
Supplies	50,578	416,513	-	467,091
Travel	-	46,556	3,524	50,080
	655,558	3,556,097	201,182	4,412,837

Balance as at September 30, 2011	1,870,697	10,396,052	327,886	12,594,635

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 7 - Mineral Property Interests – (continued)

Crescent Valley North Project

In September 2009, JKR entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").  In order to earn the interest, the Company must complete the following by August 2012:
•	Pay Aurelio US$100,000 and reimbursement of US$16,567 of closing costs (paid)
•	Issue 600,000 common shares to Aurelio (issued at a value of $228,000)
•	Pay Aurelio US$100,000 on or before August 31, 2010 (paid)
•	Incur exploration expenditures of US$1,500,000 on or before August 31, 2012, with the Company having the option of making a cash payment to Aurelio of any shortfall
•	Assume the obligations on each of the four underlying lease agreements

The underlying lease agreements consist of the Mathewson Lease (“Mathewson”), the WFW Lease (“WFW”), the KM/IC Lease (“KM/IC”), and the KM/RC Lease (“KM/RC”).  The annual lease payments in US$ are as follows:

Lessor	Mathewson	WFW	KM/IC	KM/RC	Total

Year
2009	$ 35,000	$ 12,500	$ 25,000	$ 25,000	$ 97,500	(Paid)
2010	40,000	12,500	30,000	30,000	112,500	(Paid)
2011	45,000	12,500	35,000	35,000	127,500
2012	50,000	17,500	40,000	40,000	147,500
2013	55,000	17,500	45,000	45,000	162,500
2014	60,000	17,500	50,000	50,000	177,500
Onward	60,000	17,500	50,000	50,000	177,500

Aurelio also has a 1% net smelter royalty (“NSR”) on each of the four properties.  The Mathewson lease, KM/IC lease and KM/RC lease are each subject to a 4% NSR, of which 2% can be bought down on a sliding scale dependent on the price gold.

The WFW lease is subject to a 3% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The Mathewson lease, KM/IC lease and KM/RC lease are held by an officer and director of the Company.

Railroad Project

In August 2009, JMD and its subsidiary, GSV US, entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries.  The Railroad property is subject to three underlying lease agreements as follows:
a.
Aladdin Sweepstakes Consolidated Mining Company (“Aladdin”) Lease/Purchase Agreement dated August 1, 2002; whereby RSM was granted the option to purchase the property on or before August 1, 2009 for a lump sum payment of US$2,000,000 less any lease payments as credits towards the payment, subject to a retained 1% NSR.  As of August 2009, RSM had made total lease payments of $235,000.

b.
Tomera Mining Lease dated January 22, 2003, which is subject to annual lease payments and expiring in January 2011. This lease is also subject to a 5% NSR.  The lease was not extended in January 2011 but was replaced with five separate leases which were entered into in September 2010 as described below.

c.	Sylvania Mining Lease Agreement dated December 1, 2005 which is subject to annual lease payments and expiring in December 2021. This lease is also subject to a 5 % NSR.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 7 - Mineral Property Interests – (continued)

To acquire the interest in the Railroad property, JMD must:
•	Pay the remaining balance of US$1,765,000 to Aladdin (paid)
•	Pay US$1,200,000 to RSM (paid by JKR prior to acquisition of JMD)
•	Pay the final lease payment of US$31,800 on the Tomera Mining Lease (paid)
•	Pay the 2009 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay the 2010 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay future annual lease payments under the Sylvania Mining Lease of US$20,000 per annum until 2020.

In November 2009, JKR acquired JMD and thereby acquired the rights to the Railroad property.

RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

In September 2010, the Company entered into five mining lease agreements to acquire additional parcels of private surface and mineral rights properties contiguous with the Railroad property and are subject to total annual lease payments in US$ as follows:

Year
2010	$70,040	(Paid)
2011	70,040	(Paid)
2012	70,040
2013	78,588
2014	78,588
2015	87,137
2016	87,137
Onward	96,887

Of the five mining lease agreements, three lease agreements are subject to a 5% NSR. One of these three lease agreements has a buy-down right of 1% for US$1 million in year five and a further 2% for US$3 million in year eight. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

In May 2011, the Company entered into a minerals lease and agreement with Newmont USA Limited (“Newmont”) to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands which carry no underlying royalty. The other two sections are private surface and minerals lands subject to a total annual lease payment of US$39,680 and an underlying 5% net smelter royalty. Under the terms of the agreement, the Company is required to spend a minimum of US$100,000 on exploration before the second anniversary date and to maintain the lease. The Company will be subject to escalating yearly work commitments in the aggregate amount of US$2.5 million over a period of six years. Beginning on the seventh year, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

Newmont has a first back-in right on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the lease by incurring expenditures totaling 150% of the expenditures made by the Company. If Newmont elects not to exercise the back-in right, Newmont will deed the claims and assign the leases on the leased lands to the Company in exchange for the Company’s executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the leased lands to Newmont. If Newmont exercises its first back-in right, it has a second back-in right to earn an additional 19% interest in the lease by expending an additional 100% of the expenditures made by the Company. The project would then revert to a joint venture between Newmont (70%) and the Company (30%).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 7 - Mineral Property Interests – (continued)

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement with Diversified Inholdings, LLC, a US company, to acquire, subject to a 4% net smelter royalty, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.  Under the terms of the agreement, the Company is to pay cumulative lease payments of US$550,000 and incur exploration expenditures of US$900,000 by August 2018.  As at September 30, 2011, the Company had paid US$45,000 in lease payments and incurred US$98,944 in exploration expenditures.  Further lease payments and annual expenditures after 2018 will be subject to negotiation.

The Company has the option to purchase a 100% interest in the property for an amount of US$100,000.  The Company may exercise the option only after it commits to commence development of a mine or mining on the property and completes a feasibility study for development of a mine or mining on the property.

NOTE 8 - Reclamation Bond

In relation to the Crescent Valley North and Railroad properties, the Company has posted reclamation bonds of $50,101 (December 31, 2010 - $36,720).

NOTE 9 – Accounts Payable and Accrued Liabilities

	September 30, 2011	December 31, 2010
	$	$
Accounts payable	431,196	1,213,616
Accrued liabilities	42,861	60,421

	474,057	1,274,037

NOTE 10 - Capital Stock and Reserves

Authorized share capital

Unlimited number of common shares without par value

Issued share capital

During the first quarter of 2010, JKR issued a total of 1,410,000 special warrants at $0.65 per special warrant for net proceeds of $797,345 and issued 98,700 agent’s warrants.  Each special warrant entitles the holder to acquire one unit for no additional consideration with each unit consisting of one common share of JKR and one common share purchase warrant with each warrant entitling the holder to purchase one additional common share of JKR at an exercise price of $1.00 per share for a period of 24 months from the date of issuance.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 10 - Capital Stock and Reserves – (continued)

Issued share capital (continued)

On July 13, 2010, pursuant to the completion of the acquisition (Note 3), the Company issued 24,784,571 common shares in exchange for all of JKR’s issued and outstanding common shares on a 1:1 basis.  As discussed in Note 3, since the former shareholders of JKR effectively assumed control of the Company, the acquisition has been treated for accounting purposes as a recapitalization of JKR through the acquisition of the Company.  All 1,410,000 special warrants and 98,700 agent’s warrants of JKR were exchanged for special warrants and agent’s warrants of the Company with the same terms and conditions.  The special warrants were then exercised into units of the Company with each unit consisting of one common share and one share purchase warrant exercisable into one common share at a price of $1.00 per share for a period of 24 months from issuance.

Prior to the recapitalization (Note 3), the Company issued 5,564,176 subscription receipts for proceeds of $3,616,714.  The subscription receipts were then converted into units of the Company on completion of the acquisition with each unit consisting of one common share and one share purchase warrant exercisable into one common share at a price of $1.00 per share for a period of two years.  The Company incurred fees related to this financing of $249,774.

In September 2010, the Company closed a non-brokered financing, whereby 7,809,493 units were issued for proceeds of $4,742,589 net of cash commissions and expenses of $333,582. Each unit entitles the holder one common share and one share purchase warrant exercisable at $1.00 per share for a period of two years.

In February 2011, the Company also issued 346,155 shares with a fair market value of $1.35 per share to settle $225,000 of accounts payable, resulting in a loss of $242,309.

In March 2011, the Company closed a non-brokered financing, whereby 12,578,947 shares were issued for proceeds of $11,093,000 net of cash commissions and expenses of $857,000.

As at September 30, 2011, the Company has 7,099,723 shares subject to escrow pursuant to the requirements of the TSX-V, and will be released in increments over the next two years.

Share Purchase Warrants

In conjunction with the issuance of special warrants in the first quarter of 2010, JKR issued 98,700 agent’s warrants. Each agent’s warrant entitles the holder to purchase one common share of JKR at any time before the expiry date on March 16, 2012 at the price of $0.65 per common share. The agent’s warrants were valued at $33,593, calculated using the Black-Scholes option-pricing model assuming a life expectancy of two years, a risk-free rate of 0.65%, a forfeiture rate of 0%, and volatility of 100%. Pursuant of the recapitalization of the Company in July 2010, the agent’s warrants were exchanged for similar warrants of the Company.

In conjunction with the recapitalization (Note 3), the Company issued 265,730 agent’s warrants exercisable at $1.00 per share for a period of two years. The agent’s warrants were valued at $103,549 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.65%, a forfeiture rate of 0%, and volatility of 125%.

In conjunction with September 2010 non-brokered financing, the Company issued 405,724 agent’s warrants exercisable at $0.65 per share for a period of two years. The agent’s warrants were valued at $197,340 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.87%, a forfeiture rate of 0%, and volatility of 125%.

In conjunction with March 2011 financing, the Company issued 880,527 agent’s warrants exercisable at $0.95 per share for a period of two years. The agent’s warrants were valued at $752,464 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.95%, a forfeiture rate of 0%, and volatility of 125%.

During the nine month period ended September 30, 2011, 4,896,191 warrants were exercised for proceeds of $3,967,967.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 10 - Capital Stock and Reserves – (continued)

Share Purchase Warrants (continued)

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding and exercisable at January 1, 2010	-	-
Outstanding warrants of the Company on recapitalization	1,466,875	0.40
Issued	15,553,823	0.99
Exercised	(31,250)	0.40
Outstanding and exercisable at December 31, 2010	16,989,448	0.94
Issued	880,527	0.95
Exercised	(4,896,191)	0.73
Outstanding and exercisable at September 30, 2011	12,973,784	0.99

A summary of the share purchase warrants outstanding at September 30, 2011 is as follows:

Exercise Price	Number Outstanding		Expiry Date
$
0.65	98,700		March 16, 2012
1.00	5,059,339		July 12, 2012
0.65	137,400	*	September 10, 2012
1.00	2,684,616	*	September 10, 2012
1.00	2,046,800	*	September 21, 2012
0.65	33,437	*	September 22, 2012
1.00	615,385	*	September 22, 2012
0.65	43,888	*	September 29, 2012
1.00	1,373,692	*	September 29, 2012
0.95	880,527		March 3, 2013
	12,973,784

* These warrants are subject to an acceleration clause whereby if the weighted average trading price of the Company’s shares is equal to or exceeds $1.50 per share for a period of 15 consecutive trading days then the Company will have the right to accelerate the expiry dates of the warrants upon 30 days notice.

Stock Options

On June 30, 2010, the shareholders of the Company approved the Company’s adoption of the Stock Option Plan.  The maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant.  The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 10 - Capital Stock and Reserves – (continued)

Stock Options (continued)

In July 2010, concurrent with closing of the acquisition, the Company cancelled all prior 31,250 stock options and granted 2,050,000 new stock options for a period of five years, valued at $0.59 per option for a total of $1,214,358 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.65%, a forfeiture rate of 0%, and volatility of 125%.

In October 2010, the Company granted 950,000 stock options; among which 550,000 stock options were for a period of five years, valued at $0.69 per option for a total of $379,405 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.87%, a forfeiture rate of 0%,  and volatility of 125% and 400,000 stock options were for a period of  two years, valued at $0.46 per option for a total of $182,909 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.89%, a forfeiture rate of 0%, and volatility of 125%.

In January 2011, the Company granted 850,000 stock options for a period of five years, valued at $0.60 per option for a total of $507,937 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.97%, a forfeiture rate of 0%, and volatility of 125%.

In January 2011, the Company also cancelled 700,000 stock options granted in October 2010, and accordingly reversed $152,424 associated with the 300,000 unvested options cancelled at that date.

In February 2011, the Company granted 200,000 stock options of which 50,000 vested immediately, with the balance vesting every 3 months in installments of 50,000 options. As of September 30, 2011, 150,000 vested options were valued at $106,259 and the unvested options were valued at $3,036, calculated using the Black-Scholes option pricing model assuming a life expectancy of three years, a risk free rate of 0.97%, a forfeiture rate of 0%, and volatility of 125%.

In March 2011, the Company granted 400,000 stock options for a period of five years, valued at $1.07 per option for a total of $427,397 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.95%, a forfeiture rate of 0%, and volatility of 125%.

In April 2011, the Company granted 350,000 stock options for a period of five years, valued at $1.18 per option for a total of $412,409 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.97%, a forfeiture rate of 0%, and volatility of 125%.

In June 2011, the Company granted 155,000 stock options for a period of five years, valued at $1.06 per option for a total of $164,343 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.93%, a forfeiture rate of 0%, and volatility of 125%.

During the nine month period ended September 30, 2011, 120,000 stock options were exercised for proceeds of $78,000.

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at January 1, 2010	-	-
Granted	3,000,000	0.70
Outstanding at December 31, 2010	3,000,000	0.70
Granted	1,955,000	0.99
Exercised	(120,000)	0.65
Cancelled	(800,000)	0.80
Outstanding at September 30, 2011	4,035,000	0.83

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 10 - Capital Stock and Reserves – (continued)

Stock Options (continued)

A summary of the stock options outstanding and exercisable at September 30, 2011 is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
$
0.73	200,000	150,000	February 1, 2014
0.65	1,830,000	1,830,000	July 13, 2015
0.82	250,000	250,000	October 6, 2015
0.71	850,000	850,000	January 25, 2016
1.27	400,000	400,000	March 17, 2016
1.40	350,000	350,000	April 5, 2016
1.26	155,000	155,000	June 29, 2016
	4,035,000	3,985,000

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

NOTE 11 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of mineral properties.  Geographic information is as follows:

	As at September 30, 2011
	Canada	US	Total
	$	$	$
Reclamation bond	-	50,101	50,101
Property and equipment	51,345	11,883	63,228
Mineral property interests	-	12,594,635	12,594,635
	51,345	12,656,619	12,707,964

	As at December 31, 2010
	Canada	US	Total
	$	$	$
Reclamation bond	-	36,720	36,720
Property and equipment	61,913	14,260	76,173
Mineral property interests	-	8,181,798	8,181,798
	61,913	8,232,778	8,294,691

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 12 - Related Party Transactions

During the period ended September 30, 2011, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.
Incurred management fees of $130,000 (September 30, 2010 - $111,905) to a company controlled by a director and officer of the Company. As at September 30, 2011, $27,861 (December 31, 2010 - $25,740) was included in accounts payable and accrued liabilities. An advance of $16,750 (December 31, 2010 - $Nil), on account of future expenses and fees was included in prepaid expenses.

ii.
Incurred management fees of $78,000 (September 30, 2010 - $54,000), secretarial fees of $9,000 (September 30, 2010 - $Nil) and rent expense of $55,182 (September 30, 2010 - $Nil) to a company controlled by a director and officer of the Company. As at September 30, 2011, $15,000 (December 31, 2010 - $33,390) was included in accounts payable and accrued liabilities. An advance of $16,913 (December 31, 2010 - $Nil), on account of future expenses and fees was included in prepaid expenses.

iii.
Incurred management fees of $54,000 (September 30, 2010 - $36,000) and professional fees of $41,000 (September 30, 2010 - $Nil) to companies controlled by an officer of the Company. As at September 30, 2011, $Nil (December 31, 2010 - $18,900) was included in accounts payable.

iv.
Incurred salaries, included in mineral property costs, of $110,295 (September 30, 2010 - $116,899) to a director and officer of the Company. As at September 30, 2011, $5,256 (December 31, 2010 - $4,403) was included in accounts payable for fee and expense reimbursements.

v.	Amounts due to shareholders are unsecured, non-interest bearing and have no fixed terms of repayment. As at September 30, 2011, there is a balance outstanding of $3,755 (December 31, 2010 - $3,755).
vi.
In March 2011, the Company granted to a director and officer an NSR of 0.5% to 1% on all properties staked by him and acquired by the Company subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

Summary of key management personnel compensation:

	For the nine months ended September 30,
	2011	2010
	$	$
Management fees	262,000	201,905
Professional fees	41,000	-
Secretarial fees	9,000	-
Salaries and wages	110,295	116,899
Share-based compensation	589,111	770,081
	1,011,406	1,088,885

NOTE 13 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity.  Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 14 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•      Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•      Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•      Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, due to shareholders and notes payables.  The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments.  Cash is measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts mineral property exploration activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at September 30, 2011, the Company had a net monetary asset position of US$19,363.  Each 10% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of $1,936.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial statement fails to meet its contractual obligations. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and does not have any interest bearing debt.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)	Commodity price risk

The ability of the Company to explore and develop its mineral properties and the future profitability of the Company are directly related to the price of gold.   The Company monitors gold prices to determine the appropriate course of action to be taken.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 15 - Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month.

b)
On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring monthly rent payment of US$4,400.  As at September 30, 2011, a security deposit of US$2,400 was paid and is included in prepaid expenses.

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	82,404	55,345	137,749
Payable later than one year and not later than five years	123,606	106,078	229,684
Payable later than five years	-	-	-
Total	206,010	161,423	367,433

c)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management consulting services to the Company for an indefinite term effective February 1, 2011. The agreements require total combined payments of $55,000 per month.  Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control.

NOTE 16 – First Time Adoption of IFRS

As stated in Note 2, these interim consolidated financial statements are for the period covered by the Company’s interim consolidated financial statements prepared in accordance with IFRS. The accounting policies in Note 2 have been applied in preparing the interim consolidated financial statements for the periods ended September 30, 2011 and 2010. In Note 18 of the March 31, 2011 consolidated interim financial statements, the Company reported the impact of the transition to IFRS for the year ended December 31, 2010 and the opening IFRS statement of financial position on January 1, 2010, the "Transition Date". There were no changes to the reconciliations as previously reported.

In preparing the statement of financial position and the financial statements for the interim period ended September 30, 2011, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

a)      to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

b)	to apply the requirements of IFRS 2, Share-based payment, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

Additionally, in accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error.  The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

There are no significant differences between IFRS and Canadian GAAP in connection with the Company’s consolidated statements of comprehensive loss and cash flows for the three and nine month period ended September 30, 2010.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 16 – First Time Adoption of IFRS - (continued)

The reconciliation between Canadian GAAP and IFRS consolidated statement of financial position as at September 30, 2010 is provided below:

	September 30, 2010
	Note	GAAP	Effect of transition to IFRS	IFRS
		$	$	$
Assets

Current
Cash		6,710,231	-	6,710,231
Receivables		116,713	-	116,713
Prepaid expenses		81,550	-	81,550

		6,908,494	-	6,908,494

Property and equipment		79,589	-	79,589
Reclamation bond		36,720	-	36,720
Mineral property interests	(a)	6,488,130	(170,453)	6,317,677

		13,512,933	(170,453)	13,342,480

Liabilities

Current
Accounts payable and accrued liabilities		1,285,807	-	1,285,807
Due to shareholders		3,755	-	3,755
Notes payable		328,000	-	328,000

		1,617,562	-	1,617,562

Deferred income taxes	(a)	170,453	(170,453)	-

		1,788,015	(170,453)	1,617,562

Shareholders’ equity
Capital stock		12,899,830	-	12,899,830
Contributed surplus	(c)	1,548,839	(1,548,839)	-
Reserves	(c)	-	1,548,839	1,548,839
Deficit		(2,723,751)	-	(2,723,751)

		11,724,918	-	11,724,918

Total shareholders’ equity and liabilities		13,514,933	(170,453)	13,342,480

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended September 30, 2011
(Expressed in Canadian Dollars - Unaudited)

NOTE 16 – First Time Adoption of IFRS - (continued)

a)	Deferred tax on mineral properties

Under Canadian GAAP, the Company recorded future income taxes on temporary differences arising on the initial recognition of the Railroad Project property interest in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss). IAS 12, Income Taxes ("IAS 12"), does not permit the recognition of deferred taxes on such transactions.

As of September 30, 2010, the Company derecognized the impacts of all deferred taxes which had previously been recognized on the initial acquisition of mineral properties through transactions not considered business combinations and affecting neither accounting profit (loss) nor taxable profit (loss).

b)	Share-based payments

The Company grants stock options that have a graded vesting schedule. Under IFRS, the Company treats each installment as its own award.  Therefore, each installment is measured and recognized separately.

On transition to IFRS the Company will adjust share-based payments whereby amounts recorded for expired unexercised stock options are transferred to deficit. Previously, the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

c)	Reserves

Under Canadian GAAP, amounts recorded in relation to the fair value of stock options granted and warrants issued were recorded to contributed surplus.  Under IFRS, these amounts have been reclassified as reserves.